Exhibit 99.1

Brüush Announces Pricing of Initial Public Offering

VANCOUVER, August 3, 2022 /ACCESSWIRE/ — Bruush Oral Care Inc. (NASDAQ: BRSH) (the “Company”) announced today the pricing of its initial public offering of 3,728,549 units at a combined public offering price of $4.16 per unit, each consisting of one share of common stock and one warrant to purchase one share of common stock, with an initial exercise price of $4.16 per share. The gross proceeds of the offering are expected to be $15.5 million before deducting underwriting fees and other estimated offering expenses. The offering is expected to close on or about August 5, 2022, subject to customary closing conditions. In addition, the Company has granted Aegis Capital Corp. (“Aegis”) a 45-day option to purchase additional shares of common stock and/or warrants of up to 15% of the number of shares and warrants, respectively, sold in the offering solely to cover over-allotments, if any.

The Company also announced that, in connection with the offering, its common stock and warrants have been approved for listing on the Nasdaq Capital Market and will begin trading on the Nasdaq Capital Market under the symbol “BRSH” and “BRSHW”, respectively, on August 3, 2022.

Aegis Capital Corp. is acting as the sole book-running manager for the offering.

A registration statement on Form F-1 (No. 333-265969) relating to the securities being sold in this offering was declared effective by the Securities and Exchange Commission (the “SEC”) on July 29, 2022. The offering is being made only by means of a prospectus. Copies of the final prospectus may be obtained, when available, on the SEC’s website, www.sec.gov, or by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Bruush Oral Care Inc.

Bruush Oral Care Inc. is on a mission to inspire confidence through brighter smiles and better oral health. Founded in 2018, we are an oral care company that is disrupting the space by reducing the barriers between consumers and access to premium oral care products. We are an e-commerce business with a product portfolio that currently consists of a sonic-powered electric toothbrush kit and brush head refills. We developed the product to make upgrading to an electric brush appealing with three core priorities in mind: (i) a high-quality electric toothbrush at a more affordable price than a comparable electric toothbrush from the competition; (ii) a sleek, countertop-friendly design; and (iii) a convenient brush head refill subscription program that eliminates the frustrating experience of purchasing replacement brush heads at the grocery/drug store. We are rooted in building a brand that creates relevant experiences and content, with the goal of becoming the go-to oral care brand for millennials and Generation Z.

For more information on Bruush Oral Care Inc visit https://bruush.com.

Safe Harbor Forward-Looking Statements

This press release of Bruush Oral Care Inc. contains “forward-looking statements”. Words such as “may”, “will”, “could”, “should”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and other comparable terminology are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its vision, its strategy, and its products. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there could be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company’s reports filed with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Company’s preliminary prospectus dated July 29, 2022 filed with the SEC as part of the Company’s Registration Statement on Form F-1 (File No. 333-265969), and documents incorporated by reference therein. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking statements except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statement, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

Investor Contact:

Colette Eymontt

TraDigital IR

colette@tradigitalir.com

+832-331-2399